Pac-West Announces Fourth Quarter and Year-End 2005 Results

- Fourth quarter revenues declined 17.0% from the third quarter of 2005, principally as a result of settlement payments received in the third quarter of 2005. Fourth quarter revenues declined 47.0% from the fourth quarter of 2004; and 2005 revenues declined 26.7% from 2004 primarily due to the sale of the enterprise customer base that occurred in the first quarter of 2005 and a reduction in settlement payments received in 2005.

- Minutes of use in the fourth quarter remained fairly constant with the first three quarters of 2005, and 2005 minutes of use achieved a record high of 48.6 billion minutes of use, an increase of 8.7% from 2004.

- Net loss increased during the fourth quarter to $6.3 million from a net loss of $0.1 million in the third quarter of 2005; and decreased $49.3 million from the net loss of $55.6 million in the fourth quarter of 2004. Net income for 2005 was $8.6 million compared to a net loss in 2004 of $75.0 million, primarily due to the impact of a non-cash asset impairment recorded during the fourth quarter of 2004 and the sale of the enterprise customer base.

- Cash, cash equivalents and short-term investments increased to $26.7 million at year-end 2005 from $24.0 million at the end of the third quarter of 2005. Cash, cash equivalents and short-term investments decreased $16.1 million from year-end 2004 primarily due to the extinguishment of our Senior Secured Note during 2005.

Stockton, CA - March 8, 2006 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of traditional and next-generation voice communications services in the Western U.S., today announced its results for the fourth quarter of 2005.

Hank Carabelli, Pac-West's President and CEO, commented, "I am pleased with the progress we made in 2005, specifically on the five goals we outlined at the beginning of the year. Our first goal was to reduce our debt and the amount of associated interest. We were successful in these efforts, reducing our total long-term debt by $21.0 million from year-end 2004 to year-end 2005, and reducing our net interest expense by $5.7 million from 2004 to 2005. Our second goal was to position the company to achieve net income. Through a strategic divestiture, reductions in our network expenses and selling, general and administrative expenses, net of reimbursed transition expenses, and reduced depreciation expense resulting from asset impairment charges, we recorded net income of $8.6 million in 2005 compared to a net loss of $75.0 million in 2004. It is important to note that historically we have exhibited considerable variability in annual as well as quarterly net income from factors such as carrier settlements. Our third goal was to commit to an enabler business model. In 2005, we announced a strategic repositioning of the company to focus on infrastructure services to service provider customers, launched new products under the VoiceSource suite of products such as IFEX, and made changes to our entire organization including the Board of Directors and Leadership team. Our fourth goal was to expand our VoiceSource product to capture the VoIP opportunity. To this end, we launched our nationwide effort to expand rate center coverage, and launched developmental efforts and strategic alliances to increase the scale of our processing capabilities. Our final goal was to increase our visibility on Wall Street. Here, I am happy to report that our unique strategy is beginning to capture the attention of both the trade as well as investors."

Carabelli continued, "I am more optimistic than ever for the opportunities available to Pac-West given the fundamental changes the industry is going through. We are seeing strong adoption of VoIP, resulting in growing interest in the infrastructure services we provide. We are also encouraged by the strength of our traditional services and their potential to capture greater market share via our nationwide expansion efforts. In 2005, we launched a new direction for Pac-West, in 2006 we expect to begin to see the results and broaden the services we are able to offer."

Operating Highlights

Fourth quarter total minutes of use decreased slightly to 12.0 billion compared to the third quarter of 2005 and increased from 11.9 billion in the fourth quarter of 2004. Total minutes of use for the fiscal year 2005 were 48.6 billion, an 8.7% increase from 44.7 billion minutes of use for fiscal year 2004.

Financial Highlights

($ in millions, except per share amounts)	4Q 2005	3Q 2005	4Q 2004	YTD 2005	YTD 2004
Total revenues	$18.6	$22.4	$35.1	$90.9	$124.0
Net income (loss)	($6.3)	($0.1)	($55.6)	$8.6	($75.0)
Diluted net income (loss) per share	($0.17)	($0.00)	($1.52)	$0.22	($2.05)
Cash, cash equivalents & short-term investments	$26.7	$24.0	$42.8	$26.7	$42.8
Minutes of use (billions)	12.0	12.2	11.9	48.6	44.7

Revenues - Fourth quarter revenues declined 17.0% from the third quarter of 2005, principally as a result of settlement payments received in third quarter 2005. Fourth quarter revenues declined 47.0% from the fourth quarter of 2004; and 2005 revenues declined 26.7% from 2004, primarily due to the sale of the enterprise customer base that occurred in the first quarter of 2005 and a reduction in settlement payments received in 2005.

Expenses - Network expense increased slightly during the fourth quarter of 2005 to $9.8 million, an increase of 2.1% and 1.0% compared to third quarter 2005 and fourth quarter 2004, respectively, due to increased expenses associated with implementation of the company's expansion strategy. Network expenses of $39.7 in 2005 were relatively constant with 2004 network expense of $39.8 million.

Selling, general and administrative expenses (SG&A) were $14.1 million in the fourth quarter of 2005, an increase of $1.1 million from $13.0 million from the third quarter of 2005 primarily related to increased expenses associated with the implementation of the company's expansion strategy. SG&A expenses in the fourth quarter and full year decreased 6.6% from $15.1 million and 6.7% from $58.1 million in the fourth quarter of 2004 and fiscal year 2004, respectively, primarily due to the reduction in employees in connection with the sale of the enterprise customer base during the first quarter of 2005.

Reimbursed transition expenses (RTE) relate to network and administrative services in accordance with a Transition Service Agreement (TSA) entered into with TelePacific Corp. in connection with the sale of the enterprise customer base that obligates the company to provide transition services to TelePacific at our estimated cost. RTE were $3.3 million in the fourth quarter of 2005, a decrease of $1.2 million from $4.5 million in the third quarter of 2005 due primarily to customers migrating off of our network and credits issued in connection with an amendment to the TSA entered into during the fourth quarter. No such reimbursed expenses occurred during 2004.

Depreciation and amortization for the fourth quarter of 2005 was $3.1 million, a decrease from $3.4 million in the third quarter of 2005 and from $7.6 million in the fourth quarter of 2004. Depreciation and amortization for 2005 decreased $19.1 million to $13.5 million from $32.6 million in 2004. The decline from 2004 was primarily due to a non-cash impairment charge of $54.9 million associated with the company's tangible assets during the fourth quarter of 2004, which resulted in a lower cost basis in 2005 for these assets as well as lower depreciation expenses, and the sale of the enterprise customer base during the first quarter of 2005.

Net income (loss) - Net loss for the fourth quarter of 2005 was $6.3 million compared to a net loss of $0.1 million in the third quarter of 2005 and a net loss of $55.6 million in the fourth quarter of 2004. The fluctuation in net loss was principally due to the factors discussed in the preceding paragraphs. Net income for 2005 was $8.6 million compared to a net loss of $75.0 million for 2004. The net loss in 2004 was primarily due to the impairment charge. Net income in 2005 was primarily due to a $24.1 million gain related to the sale of the enterprise customer base during the first quarter of 2005 and lower depreciation expense in 2005 associated with the sale and the impairment charge.

Liquidity - Cash, cash equivalents and short-term investments increased $2.7 million to $26.7 at year-end 2005 from $24.0 million at the end of the third quarter of 2005 due to borrowings under the Loan and Security Agreement with Comerica Bank that was established in November 2005. Cash, cash equivalents and short-term investments decreased $16.1 million from the end of 2004 primarily due to the extinguishment of our Senior Secured Note during 2005, using $13.5 million of our cash on hand.

Investor Call

Management is holding an investor conference call on Wednesday, March 8, 2006 at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time to discuss the quarterly results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. The call will be simultaneously webcast on Pac-West's website at http://www.pacwest.com/pacwest/about-pac-west/investor-relations.shtml. An audio replay will be available one hour following the live call through March 22, 2006 by dialing 1-800-642-1687 or 706-645-9291 (passcode #6183326).

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on Pac-West's website at www.pacwest.com/investor/supplemental. Pac-West's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Pac-West is a provider of advanced communications services that enable traditional and next-generation providers, carriers, and service providers to efficiently design, deploy, and deliver integrated communication solutions. Currently, Pac-West has operations in California, Nevada, Washington, Arizona, Utah, and Oregon. Founded in 1980, Pac-West Telecomm, Inc. has been offering communication services to its customers since 1982 and has been a leading provider of wholesale services to Internet Service Providers. For more information, visit www.pacwest.com.

<u>Forward-Looking Statements</u>

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2004, as filed with the SEC on March 30, 2005, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our level of indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the migration to broadband Internet access affecting dial-up Internet access; the loss of key executive officers could negatively impact our business prospects; an increase in our network expenses; migration of our enterprise customer base to U.S. TelePacific Corp. occurring sooner or later than contemplated; the possible delisting of our common shares from the Nasdaq Capital Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

For more information, reporters may contact:

John Amaya
Pac-West
209-926-4195
jamaya@pacwest.com

For more information, investors may contact:

Reid Cox
Pac-West
209-926-3417
rcox@pacwest.com

Pac-West Telecomm, Inc.
Condensed Consolidated Statements of Operations
(In thousands except per share amounts)

	Three Months Ended December 31, (unaudited)		Twelve Months Ended December 31, (unaudited)	
	2005	2004	2005	2004
Revenues	$ 18,550	$ 35,094	$ 90,933	$ 124,006
Costs and expenses:				
Network expenses (exclusive of depreciation shown separately below)	9,834	9,659	39,735	39,834
Selling, general and administrative	14,070	15,081	54,197	58,065
Reimbursed transition expenses	(3,265)	-	(10,583)	-
Depreciation and amortization	3,103	7,590	13,452	32,565
Restructuring charges	(6)	13	624	516
Impairment of assets	-	54,898	-	54,898
Total operating expenses	23,736	87,241	97,425	185,878
Loss from operations	(5,186)	(52,147)	(6,492)	(61,872)
Interest expense, net	1,248	3,254	6,446	12,106
Other expense (income), net	124	238	(21,716)	1,055
(Loss) income before income taxes	(6,558)	(55,639)	8,778	(75,033)
Income tax expense (benefit)	(248)	(3)	190	-
Net (loss) income	$ (6,310)	$ (55,636)	$ 8,588	$ (75,033)
Basic weighted average number of shares outstanding	37,150	36,694	37,007	36,655
Diluted weighted average number of shares outstanding	37,150	36,694	38,640	36,655
Basic net (loss) income per share	($0.17)	($1.52)	$0.23	($2.05)
Diluted net (loss) income per share	($0.17)	($1.52)	$0.22	($2.05)

Condensed Consolidated Balance Sheets
(In thousands)

	Dec. 31, 2005 (unaudited)	Dec. 31, 2004
Cash, cash equivalents and short-term investments	$ 26,681	$ 42,766
Trade accounts receivable, net	7,806	12,277
Prepaid expenses and other current assets	4,299	5,813
Total current assets	38,786	60,856
Property and equipment, net	39,458	43,413
Other assets, net	1,079	2,783
Total assets	$ 79,323	$ 107,052
Accounts payable and accrued liabilities	$ 12,931	$ 15,665
Other current liabilities	9,563	8,407
Total current liabilities	22,494	24,072
Long-term debt	43,350	64,387
Other liabilities, net	242	1,004
Total liabilities	66,086	89,463
Stockholders' equity	13,237	17,589
Total liabilities and stockholders' equity	$ 79,323	$ 107,052

Certain prior period amounts have been reclassified to conform to current period presentations.